DSM Press Release

820-3120

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: press.office@dsm.com

DSM

02042340

18E

19 June 2002

Joint press release

European Commission approves SABIC acquisition of DSM Petrochemicals

The European Commission has approved the takeover of DSM's petrochemical activities by an affiliate of Saudi Arabian Basic Industries Corporation (SABIC). The transfer of the businesses involved is expected to take place by the end of June.

Mohamad Al-Mady, Vice Chairman and Managing Director of SABIC, said: "I am delighted that the EU have given their unconditional approval. This deal makes sound strategic sense for SABIC, providing a strong entry position in the European market, and a springboard for our ambitions to become a sector leader worldwide."

DSM Board Chairman, Peter Elverding, said: "Everything went exactly as planned, which is quite remarkable for a transaction of this magnitude. This has boosted our confidence in the quality of our future partnership with SABIC."

The transaction involves the transfer of all shares of the companies that together form DSM Petrochemicals (DPC), the associated DPC subsidiaries, participations and sales activities, and the related technology positions, patents and trade names. The transaction will take retroactive effect from 1 January 2002. The total consideration of the transaction before closing is EUR 2.250 billion. In total about 2,300 DSM employees will be transferred to SABIC.

This acquisition will move SABIC from 22nd position to 11th position in the global petrochemical industry, and to third and fourth in world polyethylene and polypropylene businesses respectively.

By selling its petrochemicals business DSM realizes a major element of its strategy, formulated at the end of 2000, of developing into a specialty company focusing on advanced biotechnological and chemical products for the life science industry and performance materials (Vision 2005: Focus and Value).

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DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of EUR 8 billion and employs about 22,000 people (year-end 2001) at more than 200 sites worldwide.
DSM ranks among the global leaders in many of its fields. The company's strategy is aimed at generating sales of approx. EUR 10 billion in 2005. At least 80% of these sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials.
As such, this Vision 2005 strategy represents an acceleration of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.

SABIC

The Middle East's largest petrochemicals company, SABIC, is based in Riyadh, Saudi Arabia. It was founded in 1976, when the Saudi Arabian government decided to use the hydrocarbon gases released in the production of oil as raw materials for the production of petrochemicals. The Saudi Arabian government owns 70% of the SABIC shares and the remaining 30% are held by private investors in Saudi Arabia and other countries of the Gulf Cooperation Council.

SABIC's business activities have recently been restructured and a new management model will become effective on 1 September, 2002. There will now be six Strategic Business Units (SBUs): Basic Chemicals; Intermediates; Polyolefins; PVC and Polyester, which will be grouped under a new Petrochemicals divison, in addition to Fertilizers and Metals. Two new divisions are created: Global Businesses, responsible for overseas business, and a Shared Services Organization, which will become operational in early 2003. Supporting these functions will be a corporate core consisting of Human Resources, Corporate Finance, Corporate Control and Research and Technology (R&T).

SABIC has two large industrial sites in Saudi Arabia (Al-Jubail and Yanbu), with sixteen world-scale production complexes. Some of these production complexes are operated with multi-national partners, such as ExxonMobil, Shell, Fortum, Ecofuel/ENI and Mitsubishi Chemicals. In addition, SABIC has interests in three production complexes in Bahrain. Over the last sixteen years SABIC's overall production capacity has increased considerably. In 2001 it amounted to 35 million mtpa.

SABIC employs about 14,500 people worldwide, most of them based in Saudi Arabia. In 2001, SABIC posted sales of approx. SR 29 billion (EUR 8.9 billion) and a net profit of approx. SR 1.8 billion (EUR 550 million).

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DSM

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com